Mundoval Differentiators

Management team investing in fund alongside clients

Long-term investment horizon with low turnover of portfolio holdings.

Diversified across both US and international businesses.

Consistent investment approach through market cycles.

Mundoval Facts

As of 2/28/13
Ticker: MUNDX
CUSIP: 62613P202
Holdings: 30
2012 Turnover: 29%
Net Assets: $15.7 million
Total Expense Ratio: 1.50% *No sales loads or distribution fee*

You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59-FUNDS. The prospectus should be read carefully before investing.

1. IMS Health, National Prescription Audit, Dec. 2011.
2. Frost & Sullivan, *Generic Pharmaceuticals Market- A Global Analysis*. Dec 2011.
3. Index Mundi, *World Demographics Profile 2012*.
4. Grant Thornton, *Insights Into the Biosimilars Market: An Overall Perspective*, Feb.

Five Trends in the Generic Drug Industry

For almost thirty years, the generic pharmaceutical industry has provided FDA-approved, generic versions of brand-name medicines priced 30% to 80% less than the original drug.

To gain approval, a generic drug is rigorously tested to ensure it is identical or bioequivalent to its brand-name counterpart in safety, strength, quality, and performance.

Today, millions of consumers worldwide use generic medications to treat a variety of medical conditions.

Trend # 1: *Expiration of Patents*
Patents for major branded medications totaling $150 billion in yearly sales expire between 2010 and 2017, opening the door for generic medications. More than 40 brand name drugs with $35 billion in annual sales lost their patent protection last year alone.[1]

Trend # 2: *Shift From Developed to Emerging Markets*
According to IMS Health, generics account for roughly 25% of the total global drug market and are expected to grow to 35% by 2016. 80% of the generic market is driven by eight developed nations, but emerging markets like India and China have enacted generics-friendly regulations that may boost growth of the generics market by 15-20% annually.[2]

Trend 3: *An Aging Global Population*
There are more than 7 billion human beings with a median age of 28 years and an average life expectancy of approximately 67 years.[3] Considering that developing nations Brazil, Russia, India and China account for 40% of the world's population, we believe an increasing number of people will utilize generic pharmaceuticals to enhance the quality and length of their lives.

Trend 4: *Increasing use of Biologic Drugs*



Biologic drugs are derived from living materials- human, animal or micro-organism- and are difficult to manufacture and replicate. They are used to treat chronic diseases like Alzheimers and include vaccines,

2013.
5. MS Institute, *Advancing the Responsible Use of Medicines: Applying Levers for Change*, Oct. 2012



gene therapy, and blood components. The use of biosimilar drugs, which are the generic form of biologics, is growing at an annual rate of 40% and will represent approximately $60 billion in annual spending by 2016.[4] Recently, the FDA set guidelines for biosimilar product development and approval in response to this trend.

Trend 5: *Cost Containment*

Calling responsible medicine use an “urgent imperative” for the global health system, the IMS Health Institute recently recommended the increased use of low-cost and safe generic drugs to help contain costs incurred by governments and health care providers worldwide.[5] As a result of this increasing awareness, we believe cost effective and quality drug therapy via generic medications will continue to grow for the benefit of consumers worldwide.

Tel: (858) 454-4837
Email: info@mundoval.com